UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(3)

of the Securities Exchange Act of 1934

Enel Generación Chile S.A.

(Name of Subject Company (Issuer))

Enel Chile S.A.

Enel S.p.A.

Herman Chadwick P.

Giulio Fazio

Salvatore Bernabei

Pablo Cabrera G.

Fernán Gazmuri P.

Gerardo Jofré M.

Vicenzo Ranieri

Giuseppe Conti

Francesco Giorgianni

Jorge Atton P.

Fabrizio Barderi

Enrique Cibié B.

Mauro Di Carlo

Umberto Magrini

Luca Noviello

Julio Pellegrini V.

(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Nicolás Billikopf

Enel Chile S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2353-4628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

+1 (212) 294-6700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)
U.S.$462,585,425	U.S.$57,592

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation is equal to (a) the product of (i) U.S.$26.85, the average of the high and low sale prices per Enel Generación ADS (representing 30 Enel Generación Shares) as reported on the New York Stock Exchange on October 24, 2017, divided by 30, and (ii) 1,033,710,446, the number of Enel Generación Shares (including Enel Generación Shares represented by Enel Generación ADSs) eligible to be tendered in the U.S. Offer as of September 30, 2017, less (b) U.S.$462,585,425 the estimated maximum aggregate amount of cash to be paid by Enel Chile in the U.S. Offer.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$57,592	Filing Party: Enel Chile S.A.
Form or Registration No.: Form F-4 (Registration No. 333-221156)	Date Filed: October 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION. THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL SHARES OR ADSS OF ENEL GENERACIÓN CHILE S.A. (“ENEL GENERACIÓN”), NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. AT THE TIME THE OFFER IS COMMENCED, ENEL CHILE S.A. AND ENEL S.P.A. (THE “ENEL FILING PERSONS”) WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). ENEL GENERACIÓN’S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEDULE TO AND RELATED TENDER OFFER DOCUMENTS WHEN THEY ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT ENEL GENERACIÓN’S SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR SHARES (AS DEFINED BELOW). THE SCHEDULE TO WILL BE AVAILABLE FOR FREE ON THE SEC WEB SITE (WWW.SEC.GOV). COPIES OF THE ENEL FILING PERSONS FILINGS WITH THE SEC MAY BE OBTAINED AT THE SEC’S WEB SITE (WWW.SEC.GOV).

***

This Amendment No. 4 amends and restates the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (this “Schedule TO”) initially filed by Enel Chile S.A. (“Enel Chile”), a Chilean publicly held stock corporation (sociedad anónima abierta), on October 27, 2017. The Schedule TO is related to the offer by Enel Chile to purchase (i) all outstanding shares of common stock, without par value, of Enel Generación Chile S.A. (“Enel Generación Shares”), a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, held by U.S. Persons (as defined below) and (ii) all outstanding American Depositary Shares (“ADSs”), each representing thirty (30) Enel Generación Shares of (together with the Enel Generación Shares, the “Enel Generación Securities”), from all holders of Enel Generación ADSs, wherever located, pursuant to the terms and conditions of the preliminary prospectus (the “Prospectus”) that is part of the Registration Statement on Form F-4 (Registration No. 333-221156) and filed as Exhibit (a)(4) hereto and incorporated herein by reference, and the Form of Acceptance, the ADS Letter of Transmittal and the Subscription Agreement, copies of which will be filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer”).

Simultaneously with the U.S. Offer, Enel Chile is making an offer in accordance with the tender offer rules of the Republic of Chile to purchase all of the outstanding Enel Generación Shares from all holders of Enel Generación Shares, wherever located, (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as the Enel Generación Shares to be purchased pursuant to the U.S. Offer.

As used herein, a “U.S. Person” means: (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. Persons” pursuant to Rule 902(k)(2) of Regulation S under the Securities Act. The tendering of Enel Generación Securities pursuant to the U.S. Offer shall constitute a binding agreement between the tendering holder of Enel Generación Securities and us pursuant to the terms and subject to the conditions of the U.S. Offer.

This Schedule TO is filed on behalf of Enel Chile, Enel S.p.A., an Italian societá per azioni (“Enel”), and the individual directors of Enel Chile and Enel Generación. Enel, through its 60.6% ownership in Enel Chile, is the ultimate parent of Enel Generación. Prior to the merger of Enel South America S.r.l., a wholly owned subsidiary of Enel, into Enel, effective November 16, 2017, Enel held its ownership interest in Enel Chile through Enel South America S.r.l. As a result of the merger, Enel currently holds its ownership interest in Enel Chile directly and holds its ownership interest in Enel Generación indirectly through Enel Chile. The information set forth in the Prospectus, including all annexes thereto, is expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3, except as otherwise set forth below.

Item 1.	Summary Term Sheet

Not applicable.

Item 2.	Subject Company Information

(a)	The information set forth in the sections of the Prospectus entitled “Summary — The Companies — Enel Generación Chile S.A.” and “Information About the Companies — Enel Generación” is incorporated herein by reference.

(b)	The information set forth in the section of the Prospectus entitled “Comparative Market Price Data” is incorporated herein by reference.

(c)	The information set forth in the section of the Prospectus entitled “Comparative Market Price Data” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) – (c) This Schedule TO is filed by each of the signatories hereto. The information set forth in the sections of the Prospectus entitled “Special Factors — Description of the Enel Filing Persons, Enel Generación and Their Respective Directors and Officers,” “Special Factors — Security Ownership by Enel Filing Persons, Enel Generación and their Respective Directors and Officers,” “Information About the Companies — Enel Chile” and “Annex A — Directors and Executive Officers of the Enel Filing Persons and Enel Generación” is incorporated herein by reference.

Item 4.	Terms of the Transaction

The information set forth in the sections of the Prospectus entitled “Special Factors — Certain Effect of the Offers and the Merger,” “The Offers,” “Material United States Tax Consequences,” “Material Chilean Tax Consequences” and “Comparison of Rights of Holders of Enel Generación Shares and Holders of Enel Chile Shares” as well as other information regarding the Offers contained in the Prospectus is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) and (b) The information set forth in the sections of the Prospectus entitled “Special Factors — Background of the Offers,” “Special Factors — Interests of Certain Persons That Are Different from Your Interests” and “Special Factors — Related Party Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) and (c)(1), (6) and (7) The information set forth in the sections of the Prospectus entitled “Special Factors — Background of the Offers,” “Special Factors — Reasons for the Offers,” “Special Factors — Plans for Enel Generación Following the Offers; Management and Operations after the Offers” and “Special Factors — Certain Effects of the Offers and the Merger” is incorporated herein by reference.

(c)(2 – 5) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b) and (d) The information set forth in the section of the Prospectus entitled “The Offers — Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the sections of the Prospectus entitled “Special Factors — Background of the Offers,” “Special Factors — Description of the Enel Filing Persons, Enel Generación and Their Respective Directors and Officers,” “Special Factors — Security Ownership by Enel Filing Persons, Enel Generación and their Respective Directors and Officers” and “Annex A — Directors and Executive Officers of the Enel Filing Persons and Enel Generación” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in the section of the Prospectus entitled “The Offers — Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements

(a)	The information set forth in the sections of the Prospectus entitled “Special Factors — Certain Effect of the Offers and the Merger,” “Comparative Historical and Pro Forma Per Share Information” and “Consolidated Ratio of Earnings to Fixed Charges” is incorporated herein by reference. The audited financial statements of Enel Chile as of and for the three-year period ended December 31, 2016, which Enel Chile’s certified public accountants have audited, are hereby expressly incorporated herein by reference to Item 18 of Enel Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which was filed with the SEC on April 27, 2017. The unaudited financial statement of Enel Chile as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 are hereby expressly incorporated herein by reference to Enel Chile’s Report on Form 6-K furnished to the SEC on October 24, 2017.

(b)	The information set forth in the sections of the Prospectus entitled “Special Factors — Certain Effect of the Offers and the Merger,” “Comparative Historical and Pro Forma Per Share Information,” “Unaudited Pro Forma Consolidated Financial Information” and “Consolidated Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

Item 11.	Additional Information

(a)(1)	Not applicable.

(a)(2)	The information set forth in the section of the Prospectus entitled “The Offers — Certain Legal and Regulatory Matters” is incorporated herein by reference.

(a)(3)	The information set forth in the section of the Prospectus entitled “The Offers — Certain Legal and Regulatory Matters” is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	The information set forth in the Prospectus, including all annexes thereto, is incorporated in its entirety herein by this reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Form of Acceptance (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 (Registration No. 333-221156), initially filed by Enel Chile on October 27, 2017 (as amended, the “Form F-4”)).

(a)(1)(B)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated herein by reference to Exhibit 99.2 to the Form F-4).

(a)(1)(C)	Form of Subscription Agreement (incorporated herein by reference to Exhibit 99.3 to the Form F-4).

(a)(1)(D)	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.4 to the Form F-4).

(a)(1)(E)	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.5 to the Form F-4).

(a)(1)(F)	Form of ADS Letter to Clients (incorporated herein by reference to Exhibit 99.6 to the Form F-4).

(a)(1)(G)	Form of Shares Letter to Clients (incorporated herein by reference to Annex A to Exhibit 99.1 to the Form F-4).

(a)(1)(H)*	English translation of Chilean Prospectus (Prospecto).

(a)(1)(I)	English translations of the individual statements each dated November 14, 2017 delivered by each director of Enel Chile (incorporated herein by reference to Form 425 filed by Enel Chile on November 21, 2017 (File No. 001-37723)).

(a)(1)(J)	English translations of the individual statements each dated November 14, 2017 delivered by each director of Enel Generación (incorporated herein by reference to Form 425 filed by Enel Generación on November 28, 2017 (File No. 001-13240)).

(a)(4)	Preliminary prospectus (incorporated herein by reference to the Form F-4).

(b)	Senior Unsecured Term Loan Credit Agreement, dated as of January 12, 2018, among Enel Chile, the Lenders party thereto, Banco Santander-Chile, as Administrative Agent, and Banco Santander-Chile, as Documentation Agent (incorporated herein by reference to Exhibit 10.1 to the Form F-4).

(c)(1)	Opinion, dated November 14, 2017, of Banchile Asesoíra Financiera S.A., independent evaluator of Enel Generación (“Banchile”) (English translation) (incorporated herein by reference to Annex C to the Form F-4).

(c)(2)**	Preliminary opinion, dated October 26, 2017, of Banchile (English translation) (incorporated herein by reference to Form 425 filed by Enel Generación on November 3, 2017 (File No. 001-13240)).

(c)(3)	Opinion, dated November 14, 2017, of ASSET Chile S.A., additional independent evaluator of Enel Generación (“ASSET Chile”) (English translation) (incorporated herein by reference to Annex D to the Form F-4).

(c)(4)**	Preliminary opinion, dated October 26, 2017, of ASSET Chile (English translation) (incorporated herein by reference to Form 425 filed by Enel Generación on November 3, 2017 (File No. 001-13240)).

(c)(5)	Opinion, dated November 14, 2017, of Larrain Vial Servicios Profesionales Ltda., independent evaluator of Enel Chile (“LarrainVial”) (English translation) (incorporated herein by reference to Annex E to the Form F-4).

(c)(6)**	Preliminary opinion, dated October 26, 2017, of LarrainVial (English translation) (incorporated herein by reference to Form 425 filed by Enel Chile on November 3, 2017 (File No. 001-37723)).

(c)(7)	Opinion, dated November 14, 2017, of Econsult RS Capital S.p.A., additional independent evaluator of Enel Chile (“Econsult”) (English translation) (incorporated herein by reference to Annex F to the Form F-4).

(c)(8)**	Preliminary opinion, dated October 26, 2017, of Econsult (English translation) (incorporated herein by reference to Form 425 filed by Enel Chile on November 3, 2017 (File No. 001-37723)).

(c)(9)	Report, dated November 14, 2017, of Oscar Molina, independent appraiser of Enel Chile (English translation) (incorporated herein by reference to Annex G to the Form F-4).

(c)(10)**	Preliminary presentation, dated October 26, 2017, by Oscar Molina (English translation) (incorporated herein by reference to Form 425 filed by Enel Chile on November 3, 2017 (File No. 001-37723)).

(c)(11)	Report, dated November 14, 2017, of Felipe Schmidt, independent appraiser of Enel Green Power Latin América S.A. (English translation) (incorporated herein by reference to Annex H to the Form F-4).

(c)(12)**	Preliminary report and annexes, dated October 26, 2017, of Felipe Schmidt (English translation) (incorporated herein by reference to Form 425 filed by Enel Chile on November 3, 2017 (File No. 001-37723)).

(c)(13)	Presentation, dated August 21, 2017, made by BTG Pactual Chile S.p.A. and BTG Pactual Chile S.A. Corredores de Bolsa, the financial advisors to Enel Chile (collectively, “BTG Pactual”) (English translation) (incorporated herein by reference to Annex I to the Form F-4).

(c)(14)	Presentation, dated August 30, 2017, made by BTG Pactual (English translation) (incorporated herein by reference to Annex J to the Form F-4).

(c)(15)	Presentation, dated October 26, 2017, made by BTG Pactual (incorporated herein by reference to Annex K to the Form F-4).

(c)(16)	Management presentation, dated September 8, 2017, prepared with the participation of Mediobanca — Banca di Credito Finanziario S.p.A., the financial advisor to Enel (“Mediobanca”) (incorporated herein by reference to Annex L to the Form F-4).

(c)(17)	Management presentation, dated November 8, 2017, prepared with the participation of Mediobanca (incorporated herein by reference to Annex M to the Form F-4).

(c)(18)	Management presentation, dated November 20, 2017, prepared with the participation of Mediobanca (incorporated herein by reference to Annex N to the Form F-4).

(d)	General Terms of the Reorganization (English translation) (incorporated herein by reference to Annex O to the Form F-4).

(f)	The description of the statutory dissenters’ withdrawal rights described under “THE OFFERS — Procedures for Participating in the U.S. Offer — Appraisal/Statutory Dissenters’ Withdrawal Rights” in the Form F-4 is incorporated herein by reference.

99.1**	Powers of Attorney authorizing certain persons to sign the Transaction Statement on Schedule 13E-3 on behalf of the individual directors of Enel Chile.

99.2**	Powers of Attorney authorizing certain persons to sign the Transaction Statement on Schedule 13E-3 on behalf of the individual directors of Enel Generación.

*	To be filed by amendment or as an exhibit to a document to be incorporated herein by reference.
**	Previously filed.

Item 13.	Information Required By Schedule 13E-3

The information set forth below provide answers to Items 1 through 16 of Schedule 13E-3, except to those items that have already been provided in Items 1 through 12 of Schedule TO above.

Item 2.	Subject Company Information

(d)	The information set forth in the sections of the Prospectus entitled “Comparison of Rights of Holders of Enel Generación Shares and Holders of Enel Chile Shares — Dividends” and “Comparative Historical and Pro Forma Per Share Information” is incorporated herein by reference.

(e)-(f) Not applicable.

Item 4.	Terms of the Transaction

(c)	The information set forth in the section of the Prospectus entitled “The Offers — Terms of the U.S. Offer and Expiration Date” is incorporated herein by reference.

(d) - (f)	The information set forth in the sections of the Prospectus entitled “The Offers — Procedures for Participating in the U.S. Offer — Appraisal/Statutory Dissenters’ Withdrawal Rights” and “The Offers — Acceptance and Payment for Enel Generación Securities” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(c)	The information set forth in the sections of the Prospectus “Special Factors — Background of the Offers,” “Special Factors — Description of the Enel Filing Persons, Enel Generación and Their Respective Directors and Officers,” “Special Factors — Interests of Certain Persons That Are Different from Your Interests” and “Special Factors — Related Party Transactions” is incorporated herein by reference.

(e)	The information set forth in the sections of the Prospectus entitled “Special Factors — Interests of Certain Persons That Are Different from Your Interests” and “Special Factors — Certain Effects of the Offers and the Merger” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	The information set forth in the section Prospectus entitled “Special Factors — Plans for Enel Generación Following the Offers; Management and Operations after the Offers” and “Special Factors — Certain Effects of the Offers and the Merger” is incorporated herein by reference.

(c)(8)	The information set forth in the section Prospectus entitled “Special Factors — Plans for Enel Generación Following the Offers; Management and Operations after the Offers” and “Special Factors — Certain Effects of the Offers and the Merger” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

The information set forth in the sections of the Prospectus entitled “Special Factors — Background of the Offers,” “Special Factors — Reasons for the Reorganization,” “Special Factors — Certain Effects of the Offers and the Merger,” “Special Factors — Tax Consequences,” “Material United States Tax Consequences,” “Material Chilean Tax Consequences” and “Comparison of Rights of Holders of Enel Generación Shares and Holders of Enel Chile Shares” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offers,” “Special Factors — Background of the Offers,” “Special Factors — Position of Enel Generación as to the Fairness of the Reorganization; Recommendation” and “Special Factors — Position of Enel Chile and Enel as to the Fairness of the Reorganization” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)-(b)	The information set forth in the sections of the Prospectus entitled “Special Factors — Background of the Offers,” “Special Factors — Position of Enel Generación as to the Fairness of the Reorganization; Recommendation,” “Special Factors — Position of Enel Chile and Enel as to the Fairness of the Reorganization,” “Special Factors — Other Presentations” and Annexes C through N are incorporated herein by reference.

(c)	The opinions and reports incorporated into this Item 9 by reference will be made available for inspection and copying at the principal executive offices of Enel Chile and Enel Generación during their respective regular business hours by any interested equity security holder of Enel Chile, Enel Generación and EGPL or representative who has been designated in writing

Item 10.	Source and Amounts of Funds or Other Consideration

(c)	The information set forth in the sections of the Prospectus entitled “The Offers — Source and Amount of Funds” and “The Offers — Fees and Expenses” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

(d) and (e) The information set forth in the section of the Prospectus entitled “Special Factors — Background of the Offers,”

“Special Factors — Position of Enel Generación as to the Fairness of the Reorganization; Recommendation,” “Special Factors — Position of Enel Chile and Enel as to the Fairness of the Reorganization” and “Special Factors — Description of the Enel Filing Persons, Enel Generación and Their Respective Directors and Officers” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(b)	Not applicable.

Item 15.	Additional Information

(b)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2018

Enel Chile S.A.

By:	/s/ Nicola Cotugno
Name:	Nicola Cotugno
Title:	Chief Executive Officer

Enel S.p.A.

By:	/s/ Joaquin Valcarcel
Name:	Joaquin Valcarcel
Title:	Head of M&A and Legal Affairs

*
Herman Chadwick P.

*
Giulio Fazio

*
Salvatore Bernabei

*
Pablo Cabrera G.

*
Fernán Gazmuri P.

*
Gerardo Jofré M.

*
Vicenzo Ranieri

* By:	/s/ Nicola Cotugno
Name: Nicola Cotugno
Title: Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 99.1 hereto.

*
Giuseppe Conti

*
Francesco Giorgianni

*
Jorge Atton P.

*
Fabrizio Barderi

*
Enrique Cibié B.

*
Mauro Di Carlo

*
Umberto Magrini

*
Luca Noviello

*
Julio Pellegrini V.

* By:	/s/ Raúl Arteaga
Name: Raúl Arteaga
Title: Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 99.2 hereto.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Acceptance (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 (Registration No. 333-221156), initially filed by Enel Chile on October 27, 2017 (as amended, the “Form F-4”)).

(a)(1)(B)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated herein by reference to Exhibit 99.2 to the Form F-4).

(a)(1)(C)	Form of Subscription Agreement (incorporated herein by reference to Exhibit 99.3 to the Form F-4).

(a)(1)(D)	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.4 to the Form F-4).

(a)(1)(E)	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.5 to the Form F-4).

(a)(1)(F)	Form of ADS Letter to Clients (incorporated herein by reference to Exhibit 99.6 to the Form F-4).

(a)(1)(G)	Form of Shares Letter to Clients (incorporated herein by reference to Annex A to Exhibit 99.1 to the Form F-4).

(a)(1)(H)*	English translation of Chilean Prospectus (Prospecto).

(a)(1)(I)	English translations of the individual statements each dated November 14, 2017 delivered by each director of Enel Chile (incorporated herein by reference to Form 425 filed by Enel Chile on November 21, 2017 (File No. 001-37723)).

(a)(1)(J)	English translations of the individual statements each dated November 14, 2017 delivered by each director of Enel Generación (incorporated herein by reference to Form 425 filed by Enel Generación on November 28, 2017 (File No. 001-13240)).

(a)(4)	Preliminary prospectus (incorporated herein by reference to the Form F-4).

(b)	Senior Unsecured Term Loan Credit Agreement, dated as of January 12, 2018, among Enel Chile, the Lenders party thereto, Banco Santander-Chile, as Administrative Agent, and Banco Santander-Chile, as Documentation Agent (incorporated herein by reference to Exhibit 10.1 to the Form F-4).

(c)(1)	Opinion, dated November 14, 2017, of Banchile Asesoría Financiera S.A., independent evaluator of Enel Generación (“Banchile”) (English translation) (incorporated herein by reference to Annex C to the Form F-4).

(c)(2)**	Preliminary opinion, dated October 26, 2017, of Banchile (English translation) (incorporated herein by reference to Form 425 filed by Enel Generación on November 3, 2017 (File No. 001-13240)).

(c)(3)	Opinion, dated November 14, 2017, of ASSET Chile S.A., additional independent evaluator of Enel Generación (“ASSET Chile”) (English translation) (incorporated herein by reference to Annex D to the Form F-4).

(c)(4)**	Preliminary opinion, dated October 26, 2017, of ASSET Chile (English translation) (incorporated herein by reference to Form 425 filed by Enel Generación on November 3, 2017 (File No. 001-13240)).

(c)(5)	Opinion, dated November 14, 2017, of Larrain Vial Servicios Profesionales Ltda., independent evaluator of Enel Chile (“LarrainVial”) (English translation) (incorporated herein by reference to Annex E to the Form F-4).

(c)(6)**	Preliminary opinion, dated October 26, 2017, of LarrainVial (English translation) (incorporated herein by reference to Form 425 filed by Enel Chile on November 3, 2017 (File No. 001-37723)).

(c)(7)	Opinion, dated November 14, 2017, of Econsult RS Capital S.p.A., additional independent evaluator of Enel Chile (“Econsult”) (English translation) (incorporated herein by reference to Annex F to the Form F-4).

(c)(8)**	Preliminary opinion, dated October 26, 2017, of Econsult (English translation) (incorporated herein by reference to Form 425 filed by Enel Chile on November 3, 2017 (File No. 001-37723)).

(c)(9)	Report, dated November 14, 2017, of Oscar Molina, independent appraiser of Enel Chile (English translation) (incorporated herein by reference to Annex G to the Form F-4).

(c)(10)**	Preliminary presentation, dated October 26, 2017, by Oscar Molina (English translation) (incorporated herein by reference to Form 425 filed by Enel Chile on November 3, 2017 (File No. 001-37723)).

(c)(11)	Report, dated November 14, 2017, of Felipe Schmidt, independent appraiser of Enel Green Power Latin América S.A. (English translation) (incorporated herein by reference to Annex H to the Form F-4).

(c)(12)**	Preliminary report and annexes, dated October 26, 2017, of Felipe Schmidt (English translation) (incorporated herein by reference to Form 425 filed by Enel Chile on November 3, 2017 (File No. 001-37723)).

(c)(13)	Presentation, dated August 21, 2017, made by BTG Pactual Chile S.p.A. and BTG Pactual Chile S.A. Corredores de Bolsa, the financial advisors to Enel Chile (collectively, “BTG Pactual”) (English translation) (incorporated herein by reference to Annex I to the Form F-4).

(c)(14)	Presentation, dated August 30, 2017, made by BTG Pactual (English translation) (incorporated herein by reference to Annex J to the Form F-4).

(c)(15)	Presentation, dated October 26, 2017, made by BTG Pactual (incorporated herein by reference to Annex K to the Form F-4).

(c)(16)	Management presentation, dated September 8, 2017, prepared with the participation of Mediobanca – Banca di Credito Finanziario S.p.A., the financial advisor to Enel (“Mediobanca”) (incorporated herein by reference to Annex L to the Form F-4).

(c)(17)	Management presentation, dated November 8, 2017, prepared with the participation of Mediobanca (incorporated herein by reference to Annex M to the Form F-4).

(c)(18)	Management presentation, dated November 20, 2017, prepared with the participation of Mediobanca (incorporated herein by reference to Annex N to the Form F-4).

(d)	General Terms of the Reorganization (English translation) (incorporated herein by reference to Annex O to the Form F-4).

(f)	The description of the statutory dissenters’ withdrawal rights described under “THE OFFERS — Procedures for Participating in the U.S. Offer — Appraisal/Statutory Dissenters’ Withdrawal Rights” in the Form F-4 is incorporated herein by reference.

99.1**	Powers of Attorney authorizing certain persons to sign this Schedule TO on behalf of directors of Enel Chile.

99.2**	Powers of Attorney authorizing certain persons to sign this Schedule TO on behalf of directors of Enel Generación.

*	To be filed by amendment or as an exhibit to a document to be incorporated herein by reference.
**	Previously filed.